Exhibit 10.6

1/10/2014

Dear Jeffrey,

Welcome to Career Education Corporation. I am pleased to extend an offer to you for the position of Senior Vice President, Chief Compliance Officer, with Career Education Corporation, reporting directly to me. Your start date will be February 24th, 2014 and your position will be based in Schaumburg, IL. This offer is contingent upon successful completion of reference and background checks as per our standard protocol for senior officers, final approval by our Compensation Committee and the execution of a non-compete. The terms of our offer are as follows:

1. The salary for the position will be $305,000.00 on an annualized basis.

2. You will earn vacation at a rate of 20 days (160 hours) per year.

3. You will be eligible to participate in the benefit programs available to our employees as soon as you meet the eligibility requirement of each plan. Eligibility begins on the first day of the month following thirty days of employment for most of our benefits plans. You will receive information about the process for enrolling in these benefits, which must be completed within the first 30 days of employment.

4. You will be eligible to participate in the Annual Incentive Award Program (AIP) with a target opportunity of 40% of your eligible earnings for the year. Please note, for 2014 the AIP is designed in such a way that the company must exceed established performance goals in order to receive a full target payout and the corporate target has been reduced by 50%. To be eligible for this bonus, you must be an employee through December 31st of each bonus year.

5. You will receive a cash sign-on bonus of $ 56,000.00. This payment will be made within 30 days of your start date and is contingent upon a hire date of February 24th, 2014. You must pay taxes on the entire bonus amount. If you decide to leave Career Education Corporation of your own free will within your first year of employment, you will be required to reimburse Career Education Corporation the entire amount of your signing bonus.

6. Beginning in 2014, you will be eligible to participate in the Long-Term Incentive Award Program (LTIP) with a target opportunity of 60% of your base salary. LTIP awards are made annually, typically during the first quarter. Participation in the LTIP and awards amounts granted thereunder are subject to approval annually by the Compensation Committee of the Board of Directors.

7. As a senior officer of the company, you will be subject to the Company’s Officer Stock Ownership Guidelines which require that you achieve and maintain a certain level of stock ownership (expressed as a multiple of your base salary). We believe the guidelines help align the interests of the senior officer team with those of the Company’s stockholders.

8. You are eligible for our Tier A relocation package. Please see the relocation policy documents for further details. All terms, agreements and restrictions apply to the Company Relocation Policy as administered under our vendor. If you decide to leave Career Education Corporation of your own free will or based upon termination due to misconduct before one year of employment from your start date, you will be required to reimburse Career Education Corporation the entire amount of your relocation cost.

9. This letter contains all agreements, and supersedes all other agreements, verbal and written, pertaining to your employment with Career Education Corporation. Employment at Career Education Corporation is at-will and may be terminated at the will of either you or Career Education Corporation.

Jeff, I am excited to have you join Career Education Corporation, and look forward to your contributions to our team and to our students.

Sincerely,

Scott W. Steffey

President & Chief Executive Officer

Career Education Corporation

Accepted and Agreed to:

/s/ Jeffrey R. Cooper	2/24/14
Jeffrey R. Cooper	Date